Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended June 30, 2019

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2019

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended June 30,

($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2019	2018	2019	2018

Revenues	1
Gross Sales		5,927	6,027	11,122	10,730
Less: Royalties		324	195	515	288
		5,603	5,832	10,607	10,442
Expenses	1
Purchased Product		2,381	2,024	4,490	3,853
Transportation and Blending		1,354	1,665	2,513	3,179
Operating		530	535	1,045	1,177
Production and Mineral Taxes		-	1	-	1
(Gain) Loss on Risk Management	22	(36)	575	181	905
Depreciation, Depletion and Amortization	6,11,12	544	559	1,110	1,194
Exploration Expense	6,10	4	4	9	6
General and Administrative		65	106	137	226
Onerous Contract Provisions	16	(6)	3	(7)	62
Finance Costs	4	114	156	238	306
Interest Income		(4)	(3)	(6)	(6)
Foreign Exchange (Gain) Loss, Net	5	(155)	212	(353)	489
Re-measurement of Contingent Payment	15	(109)	377	154	494
Research Costs		6	7	10	19
(Gain) Loss on Divestiture of Assets		(1)	(1)	4	(1)
Other (Income) Loss, Net		(2)	2	7	-
Earnings (Loss) From Continuing Operations Before Income Tax		918	(390)	1,075	(1,462)
Income Tax Expense (Recovery)	8	(866)	20	(819)	(138)
Net Earnings (Loss) From Continuing Operations		1,784	(410)	1,894	(1,324)
Net Earnings (Loss) From Discontinued Operations	7	-	(8)	-	252
Net Earnings (Loss)		1,784	(418)	1,894	(1,072)

Basic and Diluted Earnings (Loss) Per Share ($)	9
Continuing Operations		1.45	0.33	1.54	(1.08)
Discontinued Operations		-	0.01	-	0.21
Net Earnings (Loss) Per Share		1.45	0.34	1.54	(0.87)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended June 30,

($ millions)

		Three Months Ended		Six Months Ended
	Notes	2019	2018	2019	2018

Net Earnings (Loss)		1,784	(418)	1,894	(1,072)
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(4)	2	(2)	(5)
Change in the Fair Value of Equity Instruments at FVOCI (1)		3	-	3	-
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(93)	97	(195)	217
Total Other Comprehensive Income (Loss), Net of Tax		(94)	99	(194)	212
Comprehensive Income (Loss)		1,690	(319)	1,700	(860)

(1)	Fair Value through Other Comprehensive Income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	June 30, 2019	December 31, 2018

Assets
Current Assets
Cash and Cash Equivalents		64	781
Accounts Receivable and Accrued Revenues		1,430	1,238
Income Tax Receivable		33	-
Inventories		1,385	1,013
Risk Management	22,23	15	163
Total Current Assets		2,927	3,195
Exploration and Evaluation Assets	1,10	800	785
Property, Plant and Equipment, Net	1,11	28,325	28,698
Right-of-Use Assets, Net	1,12	956	-
Income Tax Receivable		-	160
Other Assets		79	64
Goodwill	1	2,272	2,272
Total Assets		35,359	35,174

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,967	1,833
Long-Term Debt	13	654	682
Lease Liabilities	14	149	-
Contingent Payment	15	58	15
Onerous Contract Provisions	16	16	50
Income Tax Payable		17	17
Risk Management	22,23	9	3
Total Current Liabilities		2,870	2,600
Long-Term Debt	13	6,498	8,482
Lease Liabilities	14	1,397	-
Contingent Payment	15	129	117
Onerous Contract Provisions	16	51	613
Decommissioning Liabilities	17	1,197	875
Other Liabilities	18	161	158
Deferred Income Taxes		4,006	4,861
Total Liabilities		16,309	17,706
Shareholders’ Equity		19,050	17,468
Total Liabilities and Shareholders’ Equity		35,359	35,174

Commitments and Contingencies	25

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 19)			(Note 20)

As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(1,072)	-	(1,072)
Other Comprehensive Income (Loss)	-	-	-	212	212
Total Comprehensive Income (Loss)	-	-	(1,072)	212	(860)
Stock-Based Compensation Expense	-	4	-	-	4
Dividends on Common Shares	-	-	(122)	-	(122)
As at June 30, 2018	11,040	4,365	2,743	855	19,003

As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	1,894	-	1,894
Other Comprehensive Income (Loss)	-	-	-	(194)	(194)
Total Comprehensive Income (Loss)	-	-	1,894	(194)	1,700
Stock-Based Compensation Expense	-	5	-	-	5
Dividends on Common Shares	-	-	(123)	-	(123)
As at June 30, 2019	11,040	4,372	2,794	844	19,050

(1)Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended June 30,

($ millions)

		Three Months Ended		Six Months Ended
	Notes	2019	2018	2019	2018

Operating Activities
Net Earnings (Loss)		1,784	(418)	1,894	(1,072)
Depreciation, Depletion and Amortization	6,11,12	544	559	1,110	1,194
Exploration Expense	6,10	4	4	9	6
Deferred Income Taxes	8	(877)	52	(836)	44
Unrealized (Gain) Loss on Risk Management	22	(88)	(122)	148	(261)
Unrealized Foreign Exchange (Gain) Loss	5	(419)	213	(648)	495
Re-measurement of Contingent Payment	15	(109)	377	154	494
(Gain) Loss on Discontinuance	7	-	38	-	(306)
(Gain) Loss on Divestiture of Assets		(1)	(1)	4	(1)
Unwinding of Discount on Decommissioning Liabilities	4,17	14	15	28	31
Onerous Contract Provisions, Net of Cash Paid	16	(8)	(1)	(11)	55
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		263	9	291	6
Other		(25)	49	(13)	48
Net Change in Other Assets and Liabilities		(13)	(17)	(34)	(35)
Net Change in Non-Cash Working Capital		206	(224)	(385)	(288)
Cash From (Used in) Operating Activities		1,275	533	1,711	410

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	10	(9)	(5)	(20)	(13)
Capital Expenditures – Property, Plant and Equipment	11	(241)	(289)	(551)	(810)
Proceeds From Divestitures		(1)	(39)	(1)	414
Net Change in Investments and Other		(7)	3	(9)	9
Net Change in Non-Cash Working Capital		(51)	(171)	(42)	(140)
Cash From (Used in) Investing Activities		(309)	(501)	(623)	(540)

Net Cash Provided (Used) Before Financing Activities		966	32	1,088	(130)

Financing Activities	24
(Repayment) of Long-Term Debt		(1,043)	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt		5	(14)	5	(13)
(Repayment) of Finance Lease Liabilities	14	(36)	-	(69)	-
Dividends Paid on Common Shares	9	(62)	(62)	(123)	(122)
Other		-	(1)	-	(1)
Cash From (Used in) Financing Activities		(1,136)	(77)	(1,788)	(136)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(10)	16	(17)	32
Increase (Decrease) in Cash and Cash Equivalents		(180)	(29)	(717)	(234)
Cash and Cash Equivalents, Beginning of Period		244	405	781	610
Cash and Cash Equivalents, End of Period		64	376	64	376

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

As at January 5, 2018, all of the Conventional segment assets were sold. Refer to Note 7 for more information.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

A) Results of Operations – Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended June 30,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	3,030	3,248	150	241	2,849	2,777
Less: Royalties	314	179	10	16	-	-
	2,716	3,069	140	225	2,849	2,777
Expenses
Purchased Product	-	-	-	-	2,441	2,224
Transportation and Blending	1,340	1,642	23	27	-	-
Operating	270	263	87	109	214	197
Production and Mineral Taxes	-	-	-	1	-	-
(Gain) Loss on Risk Management	57	688	-	10	(4)	(1)
Operating Margin	1,049	476	30	78	198	357
Depreciation, Depletion and Amortization	367	383	83	107	68	55
Exploration Expense	4	4	-	-	-	-
Segment Income (Loss)	678	89	(53)	(29)	130	302

			Corporate and Eliminations		Consolidated
For the three months ended June 30,			2019	2018	2019	2018
Revenues
Gross Sales			(102)	(239)	5,927	6,027
Less: Royalties			-	-	324	195
			(102)	(239)	5,603	5,832
Expenses
Purchased Product			(60)	(200)	2,381	2,024
Transportation and Blending			(9)	(4)	1,354	1,665
Operating			(41)	(34)	530	535
Production and Mineral Taxes			-	-	-	1
(Gain) Loss on Risk Management			(89)	(122)	(36)	575
Depreciation, Depletion and Amortization			26	14	544	559
Exploration Expense			-	-	4	4
Segment Income (Loss)			71	107	826	469
General and Administrative			65	106	65	106
Onerous Contract Provisions			(6)	3	(6)	3
Finance Costs			114	156	114	156
Interest Income			(4)	(3)	(4)	(3)
Foreign Exchange (Gain) Loss, Net			(155)	212	(155)	212
Re-measurement of Contingent Payment			(109)	377	(109)	377
Research Costs			6	7	6	7
(Gain) Loss on Divestiture of Assets			(1)	(1)	(1)	(1)
Other (Income) Loss, Net			(2)	2	(2)	2
			(92)	859	(92)	859
Earnings (Loss) From Continuing Operations Before Income Tax					918	(390)
Income Tax Expense (Recovery)					(866)	20
Net Earnings (Loss) From Continuing Operations					1,784	(410)

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

	Oil Sands		Deep Basin		Refining and Marketing
For the six months ended June 30,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	5,457	5,654	370	500	5,538	5,009
Less: Royalties	491	237	24	51	-	-
	4,966	5,417	346	449	5,538	5,009
Expenses
Purchased Product	-	-	-	-	4,604	4,181
Transportation and Blending	2,487	3,134	42	52	-	-
Operating	544	559	180	200	443	515
Production and Mineral Taxes	-	-	-	1	-	-
(Gain) Loss on Risk Management	45	1,142	-	19	(11)	4
Operating Margin	1,890	582	124	177	502	309
Depreciation, Depletion and Amortization	736	745	169	311	148	109
Exploration Expense	9	6	-	-	-	-
Segment Income (Loss)	1,145	(169)	(45)	(134)	354	200

			Corporate and Eliminations		Consolidated
For the six months ended June 30,			2019	2018	2019	2018
Revenues
Gross Sales			(243)	(433)	11,122	10,730
Less: Royalties			-	-	515	288
			(243)	(433)	10,607	10,442
Expenses
Purchased Product			(114)	(328)	4,490	3,853
Transportation and Blending			(16)	(7)	2,513	3,179
Operating			(122)	(97)	1,045	1,177
Production and Mineral Taxes			-	-	-	1
(Gain) Loss on Risk Management			147	(260)	181	905
Depreciation, Depletion and Amortization			57	29	1,110	1,194
Exploration Expense			-	-	9	6
Segment Income (Loss)			(195)	230	1,259	127
General and Administrative			137	226	137	226
Onerous Contract Provisions			(7)	62	(7)	62
Finance Costs			238	306	238	306
Interest Income			(6)	(6)	(6)	(6)
Foreign Exchange (Gain) Loss, Net			(353)	489	(353)	489
Re-measurement of Contingent Payment			154	494	154	494
Research Costs			10	19	10	19
(Gain) Loss on Divestiture of Assets			4	(1)	4	(1)
Other (Income) Loss, Net			7	-	7	-
			184	1,589	184	1,589
Earnings (Loss) From Continuing Operations Before Income Tax					1,075	(1,462)
Income Tax Expense (Recovery)					(819)	(138)
Net Earnings (Loss) From Continuing Operations					1,894	(1,324)

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

B) Revenues by Product

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Upstream
Crude Oil	2,737	3,104	5,005	5,483
Natural Gas	52	70	167	175
NGLs	49	100	103	174
Other	18	20	37	34
Refined Product	2,278	2,315	4,115	4,078
Market Optimization	571	462	1,423	931
Corporate and Eliminations	(102)	(239)	(243)	(433)
Revenues From Continuing Operations	5,603	5,832	10,607	10,442

C) Geographical Information

	Revenues
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Canada	3,305	3,480	6,454	6,327
United States	2,298	2,352	4,153	4,115
Consolidated	5,603	5,832	10,607	10,442

	Non-Current Assets (1)
As at	June 30, 2019	December 31, 2018
Canada	28,282	27,644
United States	4,150	4,175
Consolidated	32,432	31,819
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Right-of-Use Assets, Goodwill and Total Assets

	E&E Assets		PP&E		ROU Assets
As at	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Oil Sands	653	639	21,364	21,646	353	-
Deep Basin	147	146	2,528	2,482	1	-
Refining and Marketing	-	-	4,120	4,284	94	-
Corporate and Eliminations	-	-	313	286	508	-
Consolidated	800	785	28,325	28,698	956	-

	Goodwill		Total Assets
As at	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Oil Sands	2,272	2,272	26,088	25,373
Deep Basin	-	-	2,779	2,742
Conventional (Discontinued Operations)	-	-	-	14
Refining and Marketing	-	-	5,495	5,621
Corporate and Eliminations	-	-	997	1,424
Consolidated	2,272	2,272	35,359	35,174

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Capital Investment
Oil Sands	136	224	350	542
Deep Basin	8	26	22	171
Conventional	-	(2)	-	-
Refining and Marketing	72	35	127	88
Corporate and Eliminations	32	9	66	15
	248	292	565	816
Acquisition Capital
Oil Sands	2	-	2	-
Deep Basin	1	-	3	-
Refining and Marketing	-	2	4	7
Total Capital Expenditures	251	294	574	823
(1)	Includes expenditures on PP&E and E&E assets.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2018, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2018. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective July 24, 2019.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 16, “Leases”

Effective January 1, 2019, the Company adopted IFRS 16, “Leases” (“IFRS 16”). The Company has applied the new standard using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Therefore, the comparative information in the Company’s consolidated balance sheet, consolidated statements of earnings, other comprehensive income, shareholders’ equity and cash flows has not been restated.

On adoption, Management elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve months as at January 1, 2019 as short-term leases;
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value (less than US$5 thousand);
•	The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease;
•	Account for lease and non-lease components as a single lease component for lease liabilities related to storage tanks; and
•

Use the Company’s previous assessment under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) for onerous contracts instead of reassessing the ROU assets for impairment on January 1, 2019.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As Reported at December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Assets
Accounts Receivable and Accrued Revenues	iv	1,238	2	1,240
Property, Plant and Equipment, Net	v	28,698	(3)	28,695
Right-of-Use Assets, Net	ii	-	1,491
	iii	-	(585)
	iv	-	(16)
	v	-	3	893
Other Assets	iv	64	14	78

Liabilities and Shareholders' Equity
Current Portion of Lease Liabilities	i	-	(128)	(128)
Current Portion of Onerous Contract Provisions	iii	(50)	37	(13)
Non-Current Lease Liabilities	i	-	(1,363)
	v	-	(3)	(1,366)
Non-Current Onerous Contract Provisions	iii	(613)	548	(65)
Other Liabilities	v	(158)	3	(155)
Total		29,179	-	29,179

Notes:

i) Lease Liabilities

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17, “Leases” (“IAS 17”). Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rates at January 1, 2019. Incremental borrowing rates as at January 1, 2019 range from 4.0 percent to 5.7 percent. Leases with a remaining term of less than twelve months and low-value leases were excluded. Total lease liabilities of $1.5 billion were recorded as at January 1, 2019, of which $128 million was the current portion.

ii) ROU Assets

The associated ROU assets were measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contract provisions with no impact on retained earnings.

iii) Onerous Contract Provisions

On initial adoption, Management has applied the practical expedient to use the Company’s previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $585 million to the December 31, 2018 onerous contract provisions.

iv) Sublease Contracts

On transition, the Company reassessed the classification of its sublease contracts previously classified as operating leases under IAS 17. The Company concluded certain of these subleases were finance leases under IFRS 16 and as a result a $16 million net investment in finance leases was recognized on adoption of IFRS 16, of which, the current portion was $2 million.

v) Reclassify Previously Recognized Finance Leases

Leases accounted for as finance leases under IAS 17 was reclassified to ROU assets and lease liabilities from property, plant and equipment and other liabilities, respectively.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

vi) Reconciliation of Commitments to Lease Liability

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Transportation and Storage	23,341
Real Estate	1,831
Capital Commitments	24
Other Long-Term Commitments	490
Commitments as at December 31, 2018	25,686

Less:
Non-Lease Components	(1,143)
Agreements that do not Contain a Lease	(22,811)
Lease Agreements with Assets not yet Available for Use	(507)
Short-Term Leases	(8)

Add:
Provision Previously Recognized under IAS 37	1,064
Finance Lease Liabilities under IAS 17	4
Lease Liabilities Commitments as at December 31, 2018	2,285

Impact of Discounting	(791)
Lease Liability as at January 1, 2019	1,494

B) Update to Significant Accounting Policies

Leases

The Company applied IFRS 16 using the modified retrospective approach; therefore, the comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2018.

The following accounting policy is applicable from January 1, 2019:

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the consolidated statement of earnings if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the consolidated statement of earnings on a straight-line basis over the lease term.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately.  It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

C) Critical Accounting Judgments and Estimate Uncertainty

Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

4. FINANCE COSTS

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Interest Expense – Short-Term Borrowings and Long-Term Debt	107	134	220	262
(Discount) on Redemption of Long-Term Debt (Note 13)	(32)	-	(64)	-
Interest Expense – Lease Liabilities (Note 14)	20	-	39	-
Unwinding of Discount on Decommissioning Liabilities (Note 17)	14	15	28	31
Other	5	7	15	13
	114	156	238	306

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(413)	210	(628)	477
Other	(6)	3	(20)	18
Unrealized Foreign Exchange (Gain) Loss	(419)	213	(648)	495
Realized Foreign Exchange (Gain) Loss	264	(1)	295	(6)
	(155)	212	(353)	489

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

6. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount.

2019 Upstream Impairments

As at June 30, 2019, forward natural gas prices have declined approximately 13 percent since the Company tested its upstream CGUs for impairment as at December 31, 2018. Therefore, the Company completed an impairment test of its upstream CGUs with natural gas reserves. As at June 30, 2019, there was no impairment of goodwill or the Company’s CGUs.

Key Assumptions

As at June 30, 2019, the recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2018 by the Company’s independent qualified reserves evaluators.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at June 30, 2019, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	59.92	63.57	66.67	69.30	71.98	2.0%
WCS (C$/barrel) (2)	59.41	59.93	62.82	66.19	69.30	2.1%
Edmonton C5+ (C$/barrel)	74.00	78.06	80.90	84.24	87.79	2.0%
AECO (C$/Mcf) (3) (4)	1.39	1.91	2.37	2.66	2.79	2.1%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas.
(4)	Assumes gas heating value of one million British thermal units (“MMBtu”) per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate of 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

2018 Upstream Impairments

As at June 30, 2018, the book value of the Company’s net assets was greater than its market capitalization and forward natural gas prices declined further since the Company last tested its upstream CGUs for impairment as at March 31, 2018. As such, the Company tested its upstream assets for impairment. As at June 30, 2018, there was no impairment of goodwill or the Company’s CGUs.

As at March 31, 2018, the Company tested its upstream CGUs for impairment and the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount, resulting in an impairment loss of $100 million. The impairment was recorded as additional DD&A in the Deep Basin segment. Future cash flows for the CGU declined due to lower forward natural gas prices. As at March 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be approximately $322 million.

Key Assumptions

As at June 30, 2018, the recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2017 by the Company’s independent qualified reserves evaluators.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at June 30, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel)	68.42	65.77	67.87	69.67	72.35	2.1%
WCS (C$/barrel)	59.66	61.15	64.41	66.51	68.22	2.1%
Edmonton C5+ (C$/barrel)	88.18	81.66	82.01	83.30	85.15	2.1%
AECO (C$/Mcf)	1.90	2.37	2.83	3.13	3.36	2.0%

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate of 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

B) Asset Impairment and Writedowns

Exploration and Evaluation Assets

For the six months ended June 30, 2019, $9 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

For the six months ended June 30, 2018, $6 million of previously capitalized E&E costs were written off and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

For the six months ended June 30, 2019, the Company recorded an impairment loss of $17 million in the Oil Sands segment related to a natural gas property that was written down to its recoverable amount. In addition, $8 million of leasehold improvements were written off. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

For the six months ended June 30, 2018, the Company recorded an impairment loss of $7 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

7. DISCONTINUED OPERATIONS

A) Results of Discontinued Operations

In 2017, the Company announced its intention to divest of its Conventional segment. The Conventional segment included the Company’s heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The results of operations from the Conventional segment have been reported as a discontinued operation. With the exception of the Suffield assets, the Conventional assets were sold prior to December 31, 2017.

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

The following table presents the results of discontinued operations, including asset sales:

For the periods ended June 30, 2018	Three Months Ended	Six Months Ended
Revenues
Gross Sales	(1)	15
Less: Royalties	2	1
	(3)	14
Expenses
Transportation and Blending	-	1
Operating	(32)	(27)
Production and Mineral Taxes	2	1
Operating Margin	27	39
Earnings (Loss) From Discontinued Operations Before Income Tax	27	39
Deferred Tax Expense (Recovery)	7	10
After-tax Earnings (Loss) From Discontinued Operations	20	29
After-tax Gain (Loss) on Discontinuance (1)	(28)	223
Net Earnings (Loss) From Discontinued Operations	(8)	252
(1)	Net of deferred tax recovery of $10 million in the three months ended June 30, 2018 and net of deferred tax expense of $83 million in the six months ended June 30, 2018.

B) Cash Flows From Discontinued Operations

For the periods ended June 30, 2018	Three Months Ended	Six Months Ended
Cash From (Used in) Operating Activities	27	38
Cash From (Used in) Investing Activities	(37)	414
Net Cash Flow	(10)	452

8. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Current Tax
Canada	8	(35)	12	(93)
United States	3	-	5	4
Total Current Tax Expense (Recovery)	11	(35)	17	(89)
Deferred Tax Expense (Recovery)	(877)	55	(836)	(49)
Tax Expense (Recovery) From Continuing Operations	(866)	20	(819)	(138)

In the three and six months ended June 30, 2019, current tax expense was recorded on current operations, net of prior year losses. A current tax recovery was recorded in 2018 due to the carry back of losses incurred to previous years.

On May 28, 2019, the Government of Alberta substantively enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company’s deferred income tax liability decreased by $658 million as at June 30, 2019. In addition, Cenovus has recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

	Six Months Ended
For the periods ended June 30,	2019	2018
Earnings (Loss) From Continuing Operations Before Income Tax	1,075	(1,462)
Canadian Statutory Rate	26.5%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	285	(395)
Effect on Taxes Resulting From:
Foreign Tax Rate Differential	(30)	(23)
Non-Taxable Capital (Gains) Losses	(52)	131
Non-Recognition of Capital (Gains) Losses	(52)	131
Reduction of Alberta Corporate Tax Rate	(658)	-
Recognition of U.S. Tax Basis	(387)	(1)
Other	75	19
Total Tax Expense (Recovery) From Continuing Operations	(819)	(138)
Effective Tax Rate	(76.2)%	9.4%

9. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Earnings (Loss) From:
Continuing Operations	1,784	(410)	1,894	(1,324)
Discontinued Operations	-	(8)	-	252
Net Earnings (Loss)	1,784	(418)	1,894	(1,072)

Basic – Weighted Average Number of Shares (millions)	1,228.8	1,228.8	1,228.8	1,228.8
Dilutive Effect of Cenovus NSRs (1)	0.6	0.5	0.5	0.2
Diluted – Weighted Average Number of Shares	1,229.4	1,229.3	1,229.3	1,229.0

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	1.45	0.33	1.54	(1.08)
Discontinued Operations	-	0.01	-	0.21
Net Earnings (Loss) Per Share	1.45	0.34	1.54	(0.87)
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the six months ended June 30, 2019, the Company paid dividends of $123 million or $0.10 per share (six months ended June 30, 2018 – $122 million or $0.10 per share).

10. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2018	785
Additions	20
Transfers to PP&E (Note 11)	(1)
Exploration Expense (Note 6)	(9)
Change in Decommissioning Liabilities	5
As at June 30, 2019	800

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at January 1, 2019 (Note 3)	28,046	333	5,628	1,213	35,220
Additions	357	-	112	85	554
Transfers From E&E Assets (Note 10)	1	-	-	-	1
Change in Decommissioning Liabilities	300	-	8	2	310
Exchange Rate Movements and Other	(3)	-	(240)	-	(243)
Divestitures	(6)	-	-	-	(6)
As at June 30, 2019	28,695	333	5,508	1,300	35,836

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	3,918	333	1,441	833	6,525
DD&A	850	-	129	33	1,012
Impairment Losses (Note 6)	17	-	-	8	25
Exchange Rate Movements and Other	18	-	(69)	-	(51)
As at June 30, 2019	4,803	333	1,501	874	7,511

CARRYING VALUE
As at January 1, 2019 (Note 3)	24,128	-	4,187	380	28,695
As at June 30, 2019	23,892	-	4,007	426	28,325

(1)Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

12. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at January 1, 2019 (Note 3)	517	63	292	13	9	894
Additions	10	118	13	-	1	142
Exchange Rate Movements and Other	1	(1)	(6)	-	-	(6)
As at June 30, 2019	528	180	299	13	10	1,030

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	-	-	-	1	-	1
DD&A	16	15	35	1	2	69
Impairment Losses	4	-	-	-	-	4
As at June 30, 2019	20	15	35	2	2	74

CARRYING VALUE
As at January 1, 2019 (Note 3)	517	63	292	12	9	893
As at June 30, 2019	508	165	264	11	8	956
(1)	Storage assets include caverns and tanks.

13. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	June 30, 2019	December 31, 2018
Revolving Term Debt (1)	A	-	-
U.S. Dollar Denominated Unsecured Notes	B	7,212	9,241
Total Debt Principal		7,212	9,241
Debt Discounts and Transaction Costs		(60)	(77)
Long-Term Debt		7,152	9,164
Less: Current Portion		654	682
Long-Term Portion		6,498	8,482

(1)Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

As at June 30, 2019, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with maturity dates of November 30, 2021 and November 30, 2022, respectively.

B) Unsecured Notes

On June 4, 2019, the Company announced cash tender offers (“Tender Offers”) to purchase up US$500 million aggregate principal amount of the Company’s outstanding 4.45 percent notes due 2042, 5.20 percent notes due 2043, 3.00 percent notes due 2022, 4.25 percent notes due 2027, 5.25 percent notes due 2037, 5.40 percent notes due 2047 and 3.80 percent notes due 2023. The Tender Offers were fully subscribed and the Company increased the overall principal amount of the repurchase to US$748 million. On June 19, 2019, the Company completed the repurchase of US$748 million in principal of notes due 2042 and 2043, and a gain on the repurchase of C$27 million was recorded in finance costs.

In addition, during the three months ended June 30, 2019, the Company paid US$63 million to repurchase a portion of its unsecured notes with a principal amount of US$66 million and a gain on the repurchase of C$5 million was recorded in finance costs.

In the six months ended June 30, 2019, the Company paid US$1,201 million to repurchase a portion of its unsecured notes with a principal amount of US$1,263 million. A gain on the repurchase of C$64 million was recorded in finance costs.

The remaining principal amounts of the Company’s unsecured notes are:

As at June 30, 2019	US$ Principal Amount
5.70% due October 15, 2019	500
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	962
5.25% due June 15, 2037	641
6.75% due November 15, 2039	1,400
4.45% due September 15, 2042	168
5.20% due September 15, 2043	58
5.40% due June 15, 2047	832
5,511

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

Net Debt to Adjusted EBITDA (1)

As at	June 30, 2019	December 31, 2018
Current Portion of Long-Term Debt	654	682
Long-Term Debt	6,498	8,482
Less: Cash and Cash Equivalents	(64)	(781)
Net Debt	7,088	8,383

Net Earnings (Loss)	297	(2,669)
Add (Deduct):
Finance Costs	560	628
Interest Income	(19)	(19)
Income Tax Expense (Recovery)	(1,694)	(920)
DD&A	2,047	2,131
E&E Write-Down	2,126	2,123
Unrealized (Gain) Loss on Risk Management	(840)	(1,249)
Foreign Exchange (Gain) Loss, Net	12	854
Re-measurement of Contingent Payment	(290)	50
(Gain) Loss on Discontinuance	5	(301)
(Gain) Loss on Divestitures of Assets	800	795
Other (Income) Loss, Net	(5)	(12)
Adjusted EBITDA (2)	2,999	1,411

Net Debt to Adjusted EBITDA	2.4x	5.9x
(1)	IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.
(2)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Net Debt to Capitalization

As at	June 30, 2019	December 31, 2018
Net Debt	7,088	8,383
Shareholders’ Equity	19,050	17,468
	26,138	25,851
Net Debt to Capitalization	27%	32%

Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

14. LEASE LIABILITIES

Total
As at January 1, 2019 (Note 3)	1,494
Additions	133
Interest Expense (Note 4)	39
Lease Payments	(108)
Foreign Currency Translation and Other	(12)
As at June 30, 2019	1,546
Less: Current Portion	149
Long-Term Portion	1,397

The Company has lease liabilities for contracts related to office space, railcars, barges, storage tanks, caverns, drilling rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Discount rates during the six months ended June 30, 2019 were between 3.2 percent and 5.7 percent, depending on the duration of the lease term.

For the periods ended June 30, 2019	Three Months Ended	Six Months Ended
Variable Lease Payments	5	10
Short-Term Lease Payments	4	7

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

The Company has included extension options in the calculation of finance lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Undiscounted cash outflows relating to the lease liabilities are:

As at June 30, 2019	Total
Less than 1 Year	223
Years 2 and 3	375
Years 4 and 5	291
Thereafter	1,429
Total (1)	2,318

(1)Includes principal and interest.

15. CONTINGENT PAYMENT

Total
As at December 31, 2018	132
Re-measurement (1)	154
Liabilities Settled or Payable	(99)
As at June 30, 2019	187
Less: Current Portion	58
Long-Term Portion	129
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. In April 2019, $25 million was paid under the agreement. As at June 30, 2019, $74 million was payable under this agreement.

16. ONEROUS CONTRACT PROVISIONS

Total
As at January 1, 2019 (Note 3)	78
Liabilities Settled	(6)
Change in Assumptions	(11)
Change in Discount Rate	4
Unwinding of Discount on Onerous Contract Provisions	2
As at June 30, 2019	67
Less: Current Portion	16
Long-Term Portion	51

The provision for onerous contracts relates to the non-lease components of lease liabilities, including operating costs and unreserved parking related to office space in Calgary, Alberta. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate of between 2.9 percent and 4.1 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

Total
As at December 31, 2018	875
Liabilities Incurred	5
Liabilities Settled	(20)
Change in Discount Rate	310
Unwinding of Discount on Decommissioning Liabilities (Note 4)	28
Foreign Currency Translation	(1)
As at June 30, 2019	1,197

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.0 percent as at June 30, 2019 (December 31, 2018 – 6.5 percent).

18. OTHER LIABILITIES

As at	June 30, 2019	January 1, 2019 (1)
Employee Long-Term Incentives	43	41
Pension and Other Post-Employment Benefit Plan	82	75
Other	36	39
	161	155
(1)	See Note 3.

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	June 30, 2019		December 31, 2018
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 21)	13	-	-	-
Outstanding, End of Period	1,228,803	11,040	1,228,790	11,040

As at June 30, 2019, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at June 30, 2019 (December 31, 2018 – nil).

As at June 30, 2019, there were 25 million (December 31, 2018 – 23 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(7)	217	-	210
Income Tax	2	-	-	2
As at June 30, 2018	(9)	850	14	855

As at December 31, 2018	(7)	1,030	15	1,038
Other Comprehensive Income (Loss), Before Tax	(3)	(195)	3	(195)
Income Tax	1	-	-	1
As at June 30, 2019	(9)	835	18	844

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2019	(thousands)	(thousands)
NSRs	32,214	24,546
PSUs	6,864	-
RSUs	8,666	-
DSUs	1,541	1,541

The weighted average exercise price of NSRs as at June 30, 2019 was $22.79.

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2019	(thousands)	(thousands)
NSRs	3,744	(59)
PSUs	2,511	-
RSUs	2,489	(1,108)
DSUs	241	(73)

In the six months ended June 30, 2019, 59 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for 13 thousand common shares (Note 19).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
NSRs	2	2	5	4
PSUs	4	9	2	(2)
RSUs	4	8	13	7
DSUs	-	4	5	5
Stock-Based Compensation Expense (Recovery)	10	23	25	14
Stock-Based Compensation Costs Capitalized	5	7	9	5
Total Stock-Based Compensation	15	30	34	19

22. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2019, the carrying value of Cenovus’s debt was $7,152 million and the fair value was $7,749 million (December 31, 2018 carrying value – $9,164 million, fair value – $8,431 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of equity instruments classified at FVOCI:

Total
As at December 31, 2018	38
Change in Fair Value	3
As at June 30, 2019	41

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures and options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	June 30, 2019			December 31, 2018
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	15	9	6	156	2	154
Foreign Exchange	-	-	-	-	1	(1)
Interest Rate	-	-	-	7	-	7
Total Fair Value	15	9	6	163	3	160

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	June 30, 2019	December 31, 2018
Level 2 – Prices Sourced From Observable Data or Market Corroboration	6	160

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to June 30:

2019
Fair Value of Contracts, Beginning of Year	160
Fair Value of Contracts Realized During the Period	33
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(181)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(6)
Fair Value of Contracts, End of Period	6

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.6 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

individuals who are knowledgeable about and have experience in fair value techniques. As at June 30, 2019, the fair value of the contingent payment was estimated to be $187 million.

As at June 30, 2019, average WCS forward pricing for the remaining term of the contingent payment is C$45.17 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment was 27 percent and six percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(136)	94
WTI Option Volatility	± five percent	(61)	58
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	2	(14)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2019	2018	2019	2018
Realized (Gain) Loss (1)	52	697	33	1,166
Unrealized (Gain) Loss (2)	(88)	(122)	148	(261)
(Gain) Loss on Risk Management From Continuing Operations	(36)	575	181	905
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

23. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. In the six months ended June 30, 2019, the Company unwound the remaining US$150 million of its interest rate swaps, resulting in a risk management loss of $1 million. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were no notional foreign exchange contracts outstanding as at June 30, 2019.

As at June 30, 2019, approximately 96 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and over 99 percent were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases were 0.3 percent as at June 30, 2019.

Net Fair Value of Risk Management Positions

As at June 30, 2019	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	(5)
Other Financial Positions (1)				11
Total Fair Value				6
(1)	Other financial positions are part of ongoing operations to market the Company's production. As at June 30, 2019, other financial positions consist of WCS and condensate instruments.

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(1)	(1)
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	(4)	4

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

24. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Long-Term Debt	Lease Liabilities
As at December 31, 2017	-	9,513	-
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Revolving Long-Term Debt	-	(13)	-
Dividends Paid	(122)	-	-
Non-Cash Changes:
Dividends Declared	122	-	-
Foreign Exchange (Gain) Loss	-	490	-
Finance Costs	-	2	-
As at June 30, 2018	-	9,992	-

As at January 1, 2019 (Note 3)	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(123)	-	-
Net Issuance (Repayment) of Long-Term Debt	-	(1,601)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	5	-
Principal Repayment of Leases	-	-	(69)
Non-Cash Changes:
Dividends Declared	123	-	-
Foreign Exchange (Gain) Loss	-	(350)	(13)
Lease Additions	-	-	133
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	(66)	-
Other	-	-	1
As at June 30, 2019	-	7,152	1,546

25. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans.

As at June 30, 2019	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	502	1,023	1,159	1,409	1,487	16,730	22,310
Real Estate (2)	21	36	38	39	40	712	886
Capital Commitments	10	-	-	-	-	-	10
Other Long-Term Commitments	95	48	33	32	31	120	359
Total Payments (3)	628	1,107	1,230	1,480	1,558	17,562	23,565
(1)	Includes transportation commitments of $13 billion (2018 – $14 billion) that are subject to regulatory approval or have been approved, but are not yet in service.
(2)	Relates to the non-lease components of lease liabilities including operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)	Contracts undertaken on behalf of WRB Refining LP are reflected at Cenovus’s 50 percent interest.

On January 1, 2019, the Company adopted IFRS 16 which resulted in the recognition of lease liabilities related to operating leases on the balance sheet. These liabilities were previously reported as commitments. For a reconciliation of the Company’s commitments as at December 31, 2018 to its lease liabilities as at January 1, 2019, see Note 3.

As at June 30, 2019, total commitments were $23.6 billion, of which $22.3 billion were for various transportation and storage commitments. Transportation and storage commitments include future commitments relating to railcar and storage tank leases of $233 and $154 million, respectively, that have not yet commenced. The railcar leases are expected to commence in 2019 with lease terms between five and ten years and the storage tank leases are expected to commence in 2019 with lease terms of three and ten years.

As at June 30, 2019, there were outstanding letters of credit aggregating $357 million issued as security for performance under certain contracts (December 31, 2018 – $336 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the periods ended June 30, 2019

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at June 30, 2019, the estimated fair value of the contingent payment was $187 million (see Note 15).

Cenovus Energy Inc. – Q2 2019 Interim Consolidated Financial Statements	29